Exhibit 11.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE
(Expressed in thousands of United States dollars, except for share amounts)
A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

		Shares
	Net Income	outstanding and	Amount per
	(unaudited)	equivalents	Share
Quarter ended March 31, 2006:

Basic EPS (available to common shareholders)	$58,413	63,612,760	$0.91

Diluted EPS	$62,647	72,618,979	$0.86

Quarter ended March 31, 2005:

Basic EPS	$43,955	48,330,812	$0.91

Diluted EPS	$43,955	48,429,102	$0.91

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